
MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com


05006504

2 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
MAR 04 2005
179

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1st of March 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050302

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

28 February 2005

11. Date company informed

1 March 2005

12. Total holding following this notification

746,269,220 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.82% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 91,061,000 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 91,061,000 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

2 March 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 1 March 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **Vala Kristinsdottir**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 3773

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards

Vala

Morgan Stanley & Co. International Limited
20 Cabot Square
Canary Wharf
London E14 4QW

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

1 March 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 28 February 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 746,269,220 shares, being approximately 9.02% of the issued share capital of the Company. L 8.82%

We have transferred from time to time 91,061,000 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 91,061,000 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



Vala Kristinsdottir
Law Division

Was 883,677,881
10.82% of the issued.



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

1 March 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 28th of February 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050301

RNS Number:1933J
MyTravel Group plc
01 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and West Register (Investments) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Rock (Nominees) Limited

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

28 February 2005

12. Total holding following this notification

1,131,963,416 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

13.68% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary 

Date of notification

1 March 2005

END

RBS
The Royal Bank of Scotland Group

S198-L01/RJH/5060

25 February 2005


RECEIVED
28 FEB 2005
Company Secretary's Office

Group Secretariat
2nd Floor
1 Princes Street
London EC2R 8PB
Switchboard: 020 7390 1625
Facsimile: 020 7714 4465
www.rbs.co.uk

The Company Secretary
MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU


PROCESSING
SECTION
RECEIVED
MAR 04 2005
179
WASH., D.C.

Dear Sir

SECTION 198 COMPANIES ACT 1985

We, The Royal Bank of Scotland Group plc, for ourselves and on behalf of:

The Royal Bank of Scotland plc
and West Register (Investments) Limited

write to advise you pursuant to Section 198 of the Companies Act 1985 (the Act) that:

1. This notification relates to the 'A' ordinary 1p share capital of MyTravel Group plc.

2. The number of shares of the person(s) with an interest, for the purposes of sections 208 and 209 of the Act, immediately after the time when the obligation arose, are shown on the attached schedule.

3. The identity of the registered holder of these shares and the number of shares held by the holder, so far as is known to us at the date of this notification, are shown on the attached schedule.

4. The percentages quoted on the attached schedule are based on your issued 'A' ordinary share capital of 8,201,212,251, as advised to us by yourselves.

5. None of the shares on the attached schedule relates to interests as mentioned in Section 208 (5) of the Act.

Yours faithfully

pp R J Hopkins
Manager
Share Aggregation

Direct Line: 0207 714 4467

Continued /2...

Schedule of registered holders for notification S198-L01/RJH/5060

Registered Holder	Number of Shares	Percentage
Rock (Nominees) Limited	1,131,963,416	
Total interest of West Register (Investments) Limited		
The Royal Bank of Scotland plc		
The Royal Bank of Scotland Group plc	**1,131,963,416**	**13.80**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Chase & Co.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

28 February 2005

12. Total holding following this notification

394,092,355 A ordinary shares

13. Total percentage holding of issued class following this notification

4.76% of the A ordinary shares

14. Any additional information

The decrease in the holding is a result of the change in the issued share capital of MyTravel Group plc. The number of shares held by J.P. Morgan Securities Ltd is 393,493,128 A ordinary shares. The number of shares held by J.P. Morgan Fleming Asset Management (UK) Ltd is 599,227. The aggregate holdings of J.P. Morgan Chase & Co. include a material interest, J.P. Morgan Securities Ltd, decreasing its interests in the company to 4.76% due to the change in the issued share capital.

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification



Mike Vaux, Assistant Company Secretary

Date of notification

1 March 2005

The Company Secretary
MyTravel Group Plc – A Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

23 February 2005


PROCESSING
SECTION
RECEIVED
MAR 04 2005
179
SEC MAIL
WASH. D.C.

Dear Sir,

MYTRAVEL GROUP PLC – A SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, would like to advise that JPMCC has decreased its total holding in the share capital of MyTravel Group Plc (the "Company"). This decrease is a result of the change in the issue share capital. Details of the holdings are as follows:

Total number of shares held by J.P. Morgan Chase & Co.: 394,092,355 (4.82%)
Number of shares held by J.P. Morgan Securities Ltd.: 393,493,128 (4.82%)
Number of shares held by J.P. Morgan Fleming Asset Management (UK) Ltd.: 599,227 (0.00%)

We also wish to advice that the aggregate holdings of JPMCC in the Company as stated above includes a material interest, J.P. Morgan Securities Ltd, ("JPMSL") of 125 London Wall, London, EC2Y 5AJ, decreasing its material interests in the Company to 4.82% due to the change in the issue share capital.

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

S. Shaikh

Shoaib Shaikh
EMEA Surveillance